UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 2, 2023 (November 1, 2023)

OMNILIT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41034	87-0816957
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Lincoln Road, Suite 500 Miami Beach, FL (Address of principal executive offices)	33139 (Zip Code)

(786) 750-2820

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and three-quarters of one Redeemable Warrant	OLITW	NASDAQ Stock Market LLC

Common Stock, par value $0.0001 per share, included as part of the Units	OLIT	NASDAQ Stock Market LLC

Redeemable Warrants included as part of the Units, each exercisable for one share of Common Stock for $11.50 per share	OLITW	NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Annual Meeting

In connection with the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 9, 2023, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OmniLit Acquisition Corp. (“OmniLit” or “OLIT”), Optics Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of OmniLit (“Merger Sub”), and Syntec Optics, Inc., a Delaware corporation (“Syntec Optics”), OmniLit held the annual meeting of stockholders (the “Annual Meeting”) on October 31, 2023, at which holders of 5,831,466 shares of OmniLit common stock were present in person or by proxy, representing approximately 95.4% of the voting power of the 6,113,861 shares of OmniLit common stock issued and outstanding entitled to vote at the Special Meeting at the close of business on October 6, 2023, which was the record date (the “Record Date”) for the Annual Meeting. Stockholders of record as of the close of business on the Record Date are referred to herein as “Stockholders”.

Proposal 1

The Stockholders approved the proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in the October 5, 2023 proxy statement/prospectus (the “Business Combination Proposal”).

For	Against	Abstain
5,828,860	2,606	0

Proposal 2

The Stockholders approved the proposal to approve and adopt, assuming the Business Combination Proposal is approved, the second amended and restated certificate of incorporation of OmniLit, (the “Charter Proposal”)

For	Against	Abstain
5,558,852	272,614	0

Proposal 3

The Stockholders, for purposes of complying with the applicable rules of Nasdaq, approved the issuance of shares of OmniLit’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout RSUs, assuming the Business Combination Proposal and the Charter Proposal are approved, for purposes of complying with the applicable Nasdaq rules (the “Nasdaq Proposal”)

For	Against	Abstain
5,828,860	2,606	0

Proposal 4

The Stockholders approved the proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, for purposes of complying with the applicable Nasdaq rules, the OmniLit Combination 2023 Equity Incentive Plan (the “Incentive Plan Proposal”)

For	Against	Abstain
5,558,852	272,614	0

Proposal 5

The Stockholders approved the proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the Syntec Optics, Inc. 2023 Employee Stock Purchase Plan (the “ESPP Proposal”)

For	Against	Abstain
5,828,860	2,606	0

Proposal 6

The Stockholders approved the proposal to elect seven (7) directors who will serve as directors of New Syntec Optics until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal (the “Director Election Proposal”)

For	Against	Abstain
5,558,852	272,614	0

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Proposal 7

The Stockholders approved the proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal or the Director Election Proposal (the “Adjournment Proposal.”)

For	Against	Abstain
5,828,860	2,606	0

In connection with the vote to approve the proposals at the Annual Meeting, the holders of 1,298,184 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.62 per share, for an aggregate redemption amount of approximately $13,786,714.08.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size, and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics or OLIT), which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by OLIT and its management, and Syntec Optics and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Syntec Optics, OLIT, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Syntec Optics as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Syntec Optics to successfully increase market penetration into its target markets; 9) the addressable markets that Syntec Optics intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Syntec Optics’ patents and other intellectual property; 14) the failure to successfully execute manufacturing of announced products in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Syntec Optics or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Syntec Optics’ estimates of its growth and projected financial results for 2023 and 2024 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of OLIT’s securities; 20) the risk that the transaction may not be completed by OLIT’s business combination deadline (as may be extended pursuant to OLIT’s governing documents); 21) the impact of any pandemic, including any mutations or variants thereof and the Russian/Ukrainian or Israeli conflict, and any resulting effect on business and financial conditions; 22) inability to complete any investments or borrowings in connection with the business combination; 23) the potential for events or circumstances that result in Syntec Optics’ failure to timely achieve the anticipated benefits of Syntec Optics’ customer arrangements; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OLIT’s Form S-1, 8k, and 10Q filings and registration statement on Form S-4 filed with the SEC, and declared effective on October 5, 2023. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OLIT nor Syntec Optics gives any assurance that either OLIT or Syntec Optics, or the combined company, will achieve its expected results. Neither OLIT nor Syntec Optics undertakes any duty to update these forward-looking statements except as otherwise required by law.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated as of October 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OmniLit Acquisition Corp..

Date: November 1, 2023

	By:	/s/ Al Kapoor
	Name:	Al Kapoor
	Title:	Chief Executive Officer

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